

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

<u>Via E-mail</u>
Mr. Ronald A. Martell
Chief Executive Officer
Poniard Pharmaceuticals, Inc.
750 Battery Street, Suite 330
San Francisco, CA 94111

      Re: **Poniard Pharmaceuticals, Inc.**
             Form S-4/A
             Filed September 6, 2011
             File No. 333-175778

Dear Mr. Martell:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-4/A

General

1. We note that the Company and Allozyne have pending requests for confidential treatment in connection with several of the exhibits to the registration statement. We are currently processing these requests and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

2. We note that, in response to our prior comment 4, you have filed as exhibits to your amended filing the employment agreements of Allozyne with each of Meenu Chhabra and Kenneth Grabstein. Please also file the employment agreement with John Bencich or provide us with an explanation as to why this agreement has not been filed.

The Merger, page 63

Background of the Merger, page 63

3. We note your general description of the broad range of potential partners for picoplatin which the board considered. Please also describe more specifically the attributes of the three new potential picoplatin partners referenced on page 66.

Background of Development of Transaction Between Poniard and Allozyne, page 68

4. We note your disclosure on page 67 indicating that Mr. Simon recused himself from the meeting on February 25, 2011 and all future meetings of the board and the executive committee relating to the terms of a possible transaction with Allozyne. We further note your disclosure on page 69 indicating that the executive committee convened telephonically during May 2011 to discuss the proposed transaction with Allozyne, that Mr. Simon resigned from the committee on May 19, 2011 and that David Stevens subsequently began attending executive committee meetings and was appointment to replace Mr. Simon on the committee. Please revise your disclosure to clarify whether Mr. Simon participated in the May 2011 telephonic meetings of the executive committee related to Allozyne.

Allozyne's Reasons for the Merger, page 74

5. Please explain why Allozyne's board determined that a review of potential partnerships to develop AZ01 and AZ17 and the biociphering technology weighed in favor of approving the business combination with Poniard.

Allozyne's Business, page 124

Intellectual Property, page 134

6. For the license agreement with the California Institute of Technology, please disclose the potential range of royalty payments (for example, "low-teens" or "high-teens").

Poniard Financial Statements

Notes to Condensed Consolidated Financial Statements
Note 12. Commitment and Contingency
Contingency, page F-21

7. For both putative class action lawsuits, please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Allozyne Financial Statements

Notes to Financial Statements
10. Commitments and Contingencies, page F-73

8. Please refer to your response to comment 73. Please revise your disclosure to clarify whether an estimate of the possible loss or range of loss can be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

Via E-mail
cc: James R. Lisbakken, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099